UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission File Number: 1-14465

IDAHO POWER COMPANY
EMPLOYEE SAVINGS PLAN

(Full title of Plan)

IDACORP, Inc.
1221 W. Idaho Street
Boise, ID  83702-5627

(Name of issuer and address of principal executive office)

1

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements of the Idaho Power Company
Employee Savings Plan as of and for the Years Ended
December 31, 2009 and 2008:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-13

Supplemental Schedule as of December 31, 2009:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held
at End of Year)	14

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

Signatures	15

Exhibits:

Index	16

23	Consent of Independent Registered Public Accounting Firm

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee and Participants of
Idaho Power Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Idaho Power Company Employee Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 23, 2010

3

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
INVESTMENTS – at fair value:
Participant-directed	$277,516,125	$224,280,146
RECEIVABLES:
Participant contributions	179,307	574,879
Employer contributions	75,385	244,010
Total receivables	254,692	818,889

NET ASSETS AVAILABLE FOR BENEFITS	$277,770,817	$225,099,035

See notes to financial statements.

4

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
CONTRIBUTIONS:
Participant contributions	$13,315,699	$12,813,085
Employer contributions:
Cash	2,919,828	3,356,691
IDACORP common stock	2,364,547	1,761,445
Total contributions	18,600,074	17,931,221
INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value
of investments	39,587,526	(76,639,773)
Dividends and interest	6,554,099	9,266,574
Net investment income (loss)	46,141,625	(67,373,199)
DEDUCTIONS:
Benefits paid to participants	12,057,531	15,598,653
Administrative expenses	12,386	31,208
Total deductions	12,069,917	15,629,861

INCREASE (DECREASE) IN NET ASSETS	52,671,782	(65,071,839)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	225,099,035	290,170,874
End of year	$277,770,817	$225,099,035

See notes to financial statements.

5

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

1.     DESCRIPTION OF THE PLAN

The following brief description of the Idaho Power Company Employee Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees (full-time, part-time and temporary) of IDACORP, Inc. (IDACORP) and its participating subsidiaries (the Company), including Idaho Power Company (the Plan’s Sponsor and the Plan Administrator), as allowed under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan Administrator’s Fiduciary Committee controls and manages the operation and administration of the Plan.  Mercer Trust Company (Mercer) is the trustee of the Plan.

Effective January 1, 1998, the Plan was amended and restated.  This amendment and restatement converted the Plan into an employee stock ownership plan, which allows participants the option of obtaining distributions in the form of cash or common stock of IDACORP.  Effective January 1, 2002, the Plan was amended and restated to allow the Plan Administrator to distribute the quarterly dividend on shares of IDACORP stock (the dividend pass-through feature) to electing participants in the Plan.  Employees eligible to participate in the Plan may enroll on their hire date; however, matching contributions are only vested upon completion of twelve months of employment.

On January 1, 2010, the Plan was amended and restated to comply with the Pension Protection Act of 2006, the Heroes Earnings Assistance and Relief Tax Act of 2008, and the Worker, Retiree and Employer Recovery Act of 2008.  In addition, effective January 1, 2010, a new fee structure and various transaction charges were implemented for all Plan participants.  The January 2010 amendment is not expected to have a material impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Contributions - Eligible employees may participate in the Plan by contributing to the Savings Feature (after-tax) or the Deferred Feature (before-tax) of the Plan.  Following an April 1, 2006 amendment, employees are also permitted to contribute after-tax dollars to a Roth 401(k) Feature.  The participant may elect to contribute to any or all features up to 100 percent of eligible pay, as defined in the Plan, subject to certain IRC limitations.  The Company makes a matching contribution for the participant in an amount equal to 100 percent of the participant’s first 2 percent of eligible pay contributed to the Plan and 50 percent of the next 4 percent of eligible pay contributed to the Plan.  Participant contributions in excess of 6 percent of eligible pay are not matched by the Company.  Participants may also contribute certain rollover contributions from other plans.

6

Effective January 1, 2010, the Plan permits the rollover contribution of non-spousal beneficiary accounts, and permits differential wage payments, as defined in the IRC, to be treated as compensation eligible for contributions.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 10 ready-mixed (target date) portfolios, 25 core mutual funds and IDACORP common stock as investment options for participants.  A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan.

Vesting - Participants are vested immediately in their own contributions, plus actual earnings thereon.  Matching contributions are vested only for participants that have completed twelve months of service.  Matching contributions that are forfeited may be used to reduce the Company’s matching contribution in subsequent years following the year in which the forfeiture arose.  Matching contributions of $6,391 and $2,556 were forfeited during the years ended December 31, 2009 and 2008, respectively.  Previously forfeited matching contributions and earnings thereon of $2,853, were used to reduce the Company’s matching contribution during 2009.  No previously forfeited matching contributions were used to reduce the Company’s matching contribution during 2008.

Payments of Benefits and Withdrawals - Benefits are payable upon a participant’s disability, termination of employment or death.  In the event of disability or termination of employment, benefits are distributed when the participant elects to receive a distribution, which may be in the form of a lump sum distribution or monthly, quarterly, semi-annual or annual installments, or when the participant is required to take a minimum distribution as defined by the IRC.  Upon death of a participant, a beneficiary who is not a surviving spouse may take a lump sum distribution or elect an installment form of payment (monthly, quarterly, semi-annual or annual) for a payment period of up to five years.  A beneficiary who is a surviving spouse may take a lump sum distribution, elect an installment form of payment (monthly, quarterly, semi-annual or annual) or remain in the Plan, subject to the mandatory minimum distribution requirements of the IRC.  The Plan was amended on January 1, 2010 to conditionally offer certain additional benefits to survivors of participants who die on or after January 1, 2007 while performing qualified military service, as defined in the IRC.  Notwithstanding the above, in the event of death, disability or termination of employment, for account balances of $1,000 or less, a lump sum payment will be made automatically.  Persons otherwise entitled to a distribution under the Plan may elect to make partial withdrawals at least quarterly in accordance with procedures determined by the Plan Administrator.

The Plan permits in-service withdrawals from the Deferred and Rollover Features to be made (1) by participants who have incurred a hardship (as defined in the Plan) or (2) as frequently as once per calendar quarter by participants who have attained age 59 ½.  In-service withdrawals also are permitted with respect to a participant’s after-tax contributions invested in the Savings Feature as frequently as once per calendar quarter.  In-service withdrawals are permitted from the Roth 401(k) Feature if they are qualified distributions.

Effective January 1, 2010, the Plan permits qualified reservist withdrawals of a participant's contributions from amounts attributable to elective deferrals in the Plan  to be

7

made by participants who are ordered or called to active military duty at specified times if certain conditions specified in the Plan are satisfied.

Participant Loans - Under certain circumstances participants may borrow against their account balances.  The maximum amount of the loan is the lesser of (1) 50 percent of a participant’s account balance (including amounts contributed to the Roth 401(k) Feature and amounts invested in the self-directed brokerage account), (2) $50,000 reduced by a participant’s highest outstanding loan balance during the previous 12 months, and (3) the total market value of a participant’s account that is not invested in the self-directed brokerage account and not contributed to the Roth 401(k) Feature.  The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus one percent.  The interest rate will remain fixed through the duration of the loan.  All loans must be repaid within five years except for loans for the purchase of a primary residence, which have a maximum repayment period of ten years.  Principal and interest are paid through payroll deductions.

Participant Accounts - Individual accounts are maintained for each Plan participant for each Plan feature, as applicable.  Each participant’s accounts are credited, as applicable, with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and are charged with withdrawals and an allocation of Plan losses, and as applicable, any administrative expenses.  Gains and losses on investments are allocated to participants’ accounts based upon relative fund account balances at regular valuation dates specified by the trustee of the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefits are recorded when paid.  There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2009 or 2008.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value and quoted market prices are used to value investments.  Shares of common stock

8

and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Participant loans are valued at the outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses – Prior to 2010, administrative expenses of the Plan were paid by the Plan’s Sponsor, as provided for in the Plan Document.  Effective January 1, 2010, administrative expenses and certain fees relating to the Plan are shared by the Plan’s Sponsor and Plan participants, as provided for in the Plan Document.  Plan participants who have a brokerage account, as described in Note 1, also pay an administrative expense of $25 per quarter.

New Accounting Standards Adopted - The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification - The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009.  At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and other related literature.  The FASB also issues Accounting Standards Updates (ASU).  An ASU communicates amendments to the ASC.  An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events - In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements.  ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated.  ASC 855 is effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures - In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

Accounting Standards to be Adopted

ASU No. 2010-06, Fair Value Measurements and Disclosures - In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No.

9

2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3.     INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31 were as follows:

2009
IDACORP, Inc. Common Stock	$53,016,646
Dreyfus Treasury Prime Cash Management Fund	34,728,359
Dodge & Cox Income Fund	27,492,230
Vanguard Institutional Index Fund	22,637,419
Harbor Capital Appreciation Fund	16,259,609
T. Rowe Price Equity Income Fund	14,354,187
All other investments	109,027,675
Total investments	$277,516,125

2008
IDACORP, Inc. Common Stock	$45,974,222
Dreyfus Treasury Prime Cash Management Fund	38,986,099
Dodge & Cox Income Fund	25,143,657
Vanguard Institutional Index Fund	19,331,116
Harbor Capital Appreciation Fund	12,118,110
T. Rowe Price Equity Income Fund	11,966,400
All other investments	70,760,542
Total investments	$224,280,146

During the years ended December 31, 2009 and 2008, the Plan’s investments appreciated (depreciated) (including realized and unrealized gains and losses) in value as follows:

	2009	2008
Mutual Funds - Blend	$6,475,174	$(18,426,149)
Mutual Funds - Growth	12,728,194	(24,447,238)
Mutual Funds - Income	3,621,320	(2,726,351)
Mutual Funds - Value	8,270,280	(21,524,245)
Mutual Funds - Target Date	1,840,070	218,653
Brokerage Securities	1,296,688	(1,293,159)
IDACORP, Inc. Common Stock	5,355,800	(8,441,284)
Net appreciation (depreciation)	$39,587,526	$(76,639,773)

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4.    FAIR VALUE MEASUREMENTS

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  Assets and liabilities are classified in their entirety based on the lowest level (Level 3 being the lowest) of input that is significant to the fair value measurement.  The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31:

Fair Value Measurements at December 31, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
2009	(Level 1)	(Level 2)	(Level 3)	Total
IDACORP, Inc.
Common Stock	$53,016,646	$-	$-	$53,016,646
Mutual Funds -
Blend	36,482,402	-	-	36,482,402
Growth	45,695,044	-	-	45,695,044
Income	81,455,484	-	-	81,455,484
Value	38,058,265	-	-	38,058,265
Target Date	15,609,488	-	-	15,609,488
Brokerage Securities	3,790,803	-	-	3,790,803
Participant loans	-	3,407,993	-	3,407,993
Total	$274,108,132	$3,407,993	$-	$277,516,125

2008
IDACORP, Inc.
Common Stock	$45,974,222	$-	$-	$45,974,222
Mutual Funds	172,760,314	-	-	172,760,314
Brokerage Securities	2,611,908	-	-	2,611,908
Participant loans	-	2,933,702	-	2,933,702
Total	$221,346,444	$2,933,702	$-	$224,280,146

5.    PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  The Plan Document includes provisions for the distribution of vested contributions in the event of the termination of the Plan.

11

6.     FEDERAL INCOME TAX STATUS

The Company received a determination letter, dated August 1, 2001, from the Internal Revenue Service stating that the Plan, as amended, is qualified under Sections 401 and 501 of the IRC.  The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  Dividends paid under the dividend pass-through feature (see Note 1) are considered taxable income to the participant in the year received.

7.     EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Mercer.  Mercer is the trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Plan held 1,659,363 and 1,561,094 shares, respectively, of common stock of IDACORP, Inc., the parent company of the sponsoring employer, with a cost basis of $47,252,184 and $45,247,505, respectively.

During the years ended December 31, 2009 and 2008, the Plan recorded dividends earned from IDACORP of $2,031,139 and $1,843,976, respectively.

8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the Plan’s financial statements to the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the
financial statements	$277,770,817	$225,099,035
Deemed distributions to participants	(98,818)	(79,539)
Net assets available for benefits per
the Form 5500	$277,671,999	$225,019,496

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The following is a reconciliation of the increase in net assets per the financial statements to the Form 5500:

Year ended
December 31, 2009

Increase in net assets per the financial statements	$52,671,782
Less: Deemed distributions to participants at
December 31, 2009	(98,818)
Add: Deemed distributions to participants at
December 31, 2008	79,539
Net income per the Form 5500	52,652,503
$

13

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

			(d)	(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Cost**	Value
*	IDACORP, Inc.	Common Stock		$53,016,646
	Dreyfus	Dreyfus Treasury Prime Cash Management Fund		34,728,359
	Dodge & Cox Funds	Dodge & Cox Income Fund		27,492,230
	Vanguard	Vanguard Institutional Index Fund		22,637,419
	Harbor Funds	Harbor Capital Appreciation Fund		16,259,609
	T. Rowe Price	T. Rowe Price Equity Income Fund		14,354,187
	Pimco Allianz Investments	Allianz NFJ Small Cap Value Institutional		12,636,336
	AIM Investments	AIM International Growth Fund		8,964,162
	Vanguard	Vanguard Balanced Index Fund		8,434,564
	Artisan Funds	Artisan International Fund		7,305,229
	Vanguard	Vanguard Total Bond Market Index Fund		6,841,203
	AIM Investments	AIM Small Cap Growth Fund		6,504,391
	Dimensional Fund Advisors	DFA International Value Portfolio		5,897,993
	Loomis Sayles	Loomis Sayles Mid Cap Growth Fund Institutional		4,457,187
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2015		4,047,556
	Causeway Funds	Causeway International Value Fund Institutional		4,026,876
	Brokerage Account	Brokerage Securities		3,790,803
	Putnam Investments	Putnam Equity Income Fund		3,671,498
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2020		3,522,524
	Pimco Allianz Investments	PIMCO Commodity Real Return Strategy Fund		2,782,383
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2010		2,525,815
	Harding Loevner Funds	Harding Loevner Emerging Markets Portfolio		2,204,466
	Putnam Investments	Putnam High Yield Trust		2,073,557
	Dimensional Fund Advisors	DFA International Small Company Portfolio		2,000,644
	Payden Funds	Payden Short Bond Fund		1,862,957
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2030		1,860,764
	Putnam Investments	Putnam Global Income Trust		1,779,087
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2025		1,460,492
	Vanguard	Vanguard Total International Stock Index Fund		1,420,137
	Artisan Funds	Artisan Mid Cap Value Fund		1,142,873
	Vanguard	Vanguard Small Cap Index Fund		1,091,898
	Vanguard	Vanguard Mid Cap Index Fund		897,740
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2040		877,668
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2035		870,607
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2045		239,132
*	Mercer	Pending Account		224,210
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target Today		119,588
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2050		85,342
*	Participant Loans	Interest rates 4.25% - 10.5%		3,309,175

				$277,417,307

*Denotes a permitted party-in-interest with respect to the Plan.
**Cost information is not required for participant-directed investments and, therefore, is not included.

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SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Idaho Power Company, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Idaho Power Company
Employee Savings Plan

By:  /s/ Darrel T. Anderson

Idaho Power Company, as Plan
Administrator, by Darrel T. Anderson,
Executive Vice President – Administrative
Services and Chief Financial Officer

Date:  June 23, 2010

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EXHIBIT INDEX

Exhibit Number	Exhibit

23	Consent of Independent Registered Public Accounting Firm

16